SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 03/10 - 03/26/2010

ELEJOR AUCTIONS CARBON CREDITS

    Companhia Paranaense de Energia – Copel, hereby informs the market that

Elejor – Centrais Elétricas do Rio Jordão –will hold Brazil’s biggest-ever voluntary market carbon-credit auction on March 30.

     Elejor, 70% owned by Copel, comprises two hydroelectric plants – Santa Cla-ra and Fundão – with an installed capacity of 120 MW each, plus two small hydro plants attached to the dams, totaling 246 MW in all.

     The auction involves 385,070 VERs (verified emission reductions). Each VER is equivalent to a reduction in or sequestration of one tonne of carbon dioxide from the atmosphere as a result of preventing thermal plants from producing a similar amount of energy.

     The carbon credits Elejor is auctioning refer to the energy generated by its plants between 2006 and 2008, the plants’ initial operational period which preceded official certification by United Nations, which recognized the Rio Jordão energy complex as a Clean Development Mechanism (CDM) project on May 25, 2008, the first hydroelectric venture in Brazil to receive such certification.

     The auction will take place online and the initial bid for each VER is three reais. If all the units are sold, the company should make at least R$ 1.1 million. Consequently, the commitment to sustainability may well be profitable for Elejor.

     The entire bid notice and its attachments are available on Elejor’s website (www.elejor.com.br).

Curitiba, March 26, 2010.

Sincerely,
Antonio Rycheta Arten
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.